

August 18, 2011

Via E-mail
John A. Bardis
Chief Executive Officer
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, GA 30022

      Re: **MedAssets, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 1, 2011
             Form 10-Q for the Quarterly Period Ended June 30, 2011
             Filed August 8, 2011
             Form 8-K
             Filed February 24, 2011
             File No. 001-33881

Dear Mr. Bardis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Intellectual Property, page 15

1.   You disclose here that you rely on third-party licenses for software that is incorporated into your applications and technology platforms and infrastructure, and your risk factor disclosure on page 20 states that your inability to obtain any such licenses could harm your business, financial condition and results of operation. Please explain to us in your

response letter the extent of your reliance on third-party licenses, as it is unclear from the disclosure provided. If your business is materially dependent on any such licenses, expand the disclosure in your business section to discuss more specifically the agreements and their material terms. Please also tell us what consideration you gave to filing these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

2.   You list on page 43 several factors that contributed to the significant decrease in operating income (loss) from fiscal year 2009 to fiscal year 2010. Among the factors you identify is the higher cost of revenue in fiscal 2010 attributable to an increase in customer arrangements whereby the associated revenue is contingent upon meeting financial performance targets. We note also the statement on page F-18 that your deferred revenues that are contingent upon meeting performance targets rose from $686,000 as of the end of fiscal 2009 to $4,841,000 as of the end of fiscal 2010. Please tell us whether you consider the increase in performance-based customer arrangements a trend or uncertainty that is expected to have a material impact on your results of operations. If so, please provide a more robust discussion and analysis of the trend and the underlying business reasons for the increase in such arrangements. Include quantitative information to the extent possible and material. Please refer to Section III.B.4 of SEC Release No. 33-8350.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2010 and 2009

Total Operating Expenses, page 54

3.   Throughout your discussion of the changes in operating expenses, you disclose the percentage of related net revenue excluding the impact from the Broadlane Acquisition. Please explain your computation of these percentages. In this regard, explain your statement that these are the changes in the percentages "period over period." Considering that the acquisition occurred in 2010, explain why excluding operating expenses of Broadlane appears to impact the 2009 amounts. Tell us whether these amounts are describing the impact on the 2010 percentage or the changes in the percentages from 2009 to 2010 without the impact from the Broadlane Acquisition.

Acquisition and integration-related expenses, page 55

4.   We note that you expect to continue to incur significant costs in future periods to fully
        integrate Broadlane, including, but not limited to, the standardization of legacy Broadlane
        accounting policies to your existing accounting policies and procedures. Please further
        explain the nature of the differences in your accounting policies and procedures.

Liquidity and Capital Resources

Discussion of Cash Flow

Operating Activities

Increase of cash flow, page 71

5.   We note that you have material accounts receivable balances and there was significant
        fluctuation between 2009 and 2010. Tell us what consideration you gave to including a
        discussion of the nature and composition of accounts receivable balances, including the
        related payment terms and an analysis of the changes in the days sales outstanding ratios
        between the periods. Tell us whether there have been any collectability or billing
        problems with any major customers or class of customers. Tell us if you have
        implemented any significant changes in credit terms, (i.e., extended payment terms),
        collection efforts, credit utilization, and/or delinquency policies.

Use of Non-GAAP Financial Measures

Diluted Cash Earnings Per Share, page 80

6.   You indicate that non-GAAP diluted cash EPS is not a measure of liquidity. Since this
        represents a performance measure, you should distinguish the title from a liquidity
        measure. In this regard, the use of "Cash" in the title implies that it could be a liquidity
        measure or that the measure is comparable to "cash flows provided by operations"
        subtotal presented in your statements of cash flows. Refer to Question 102.05 of
        Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please
        revise in future filings.

7.   You indicate in the table reconciling diluted EPS to non-GAAP diluted cash EPS that
        each of the reconciling items is "pre-tax." However, footnotes (1) through (5) to this
        table indicate that the amounts are presented "on a tax-adjusted basis." Please clarify
        whether the per share impact is presented before or after taxes.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 84

8.   We refer to the sentence in this section that begins, "Other than the acquisition of Broadlane…." It is unclear from your disclosure whether there were any changes in your internal control over financial reporting during the three months ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please advise in your response letter. To the extent there have been such changes, provide a thorough discussion in this section detailing such changes and their effects. Notwithstanding management's exclusion of the acquired business' internal controls from its annual assessment, you should disclose whether there has been any material change to your internal control over financial reporting due to the acquisition. See Item 308(c). For guidance, refer also to Question 3 of Management's Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007).

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed May 2, 2011)

Salary, page 19

9.   You disclose that the April 2010 salary increases for your named executive officers were approved by the compensation, governance and nominating committee "in order to bring these salaries in line with current market pay levels." It is unclear what is meant by "in line with current market pay levels" in this context, particularly in light of your statement on page 18 that the committee "does not benchmark or target a precise pay level to the collected market data" from compensation surveys and the peer companies identified in the filing.

        Please provide sufficient disclosure, in quantitative terms if possible, to explain clearly how the committee determines the amount to pay for NEO salaries and each other material element of NEO compensation. See Item 402(b)(5) of Regulation S-K. If the committee uses compensation data from other companies as a reference point on which its compensation decisions are based, wholly or in part, it appears the company does in fact engage in benchmarking. In that case, for each applicable material element of compensation, please identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. For guidance, see our Regulation S-K Compliance and Disclosure Interpretation 118.05.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition

Other Service Fees

Subscription and Implementation Fees, page F-12

10.   You indicate that you follow software revenue recognition guidance for your SaaS-based solutions. Since your customers cannot take physical possession of the software applications, tell us how you considered the scope guidance in ASC 985-605-55-123. Consider clarifying your disclosure.

Note 13. Segment Information, page F-46

11.   Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar products and services in accordance with ASC 280-10-50-40.

Exhibit 23.1, Consent of KPMG LLP

12.   Please file a revised consent from KPMG with respect to your registration statements on Form S-8 (file nos. 333-148968 and 333-156505), or tell us why you do not believe such a consent is required.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Business Description and Basis of Presentation

Use of Estimates, page 7

13.   We note that as a result of certain studies finalized, your customer relationship period over which implementation and setup fees are recognized as revenue is an average of six years and is greater than the useful life of your internally developed software of generally five years. For external-use software development costs, tell what consideration you gave to the guidance in ASC 985-20-35-1 related to the amortization period.

14.   We note that as a result of certain studies finalized, you changed the customer relationship period over which implementation and setup fees are recognized as revenue and changed the useful life of your internally developed software. Tell what consideration you gave to the impact that these studies had on the useful life of your customer base intangible assets. In this regard, explain how the customer relationship period and the useful life of internally developed software relate to the useful life of your customer base. Refer to ASC 350-30-35-3.

Note 2. Recent Accounting Pronouncements

Revenue Recognition, page 8

15.   Further explain the basis for your statement that there was no change in your units of accounting or how you allocate arrangement consideration upon your adoption of the accounting standards update for multiple-deliverable arrangements. Address the impact on certain arrangements in which the elements were collapsed into a single unit of accounting when you were unable to establish objective and reliable evidence of fair value for each element, as noted from your disclosure on page F-14 of your Form 10-K for the fiscal year ended December 31, 2010. As part of your response, explain the nature of these types of arrangements and describe each deliverable.

Results of Operations

Consolidated Tables, page 31

16.   We note that GAAP and non-GAAP operating results of your Revenue Cycle Management segment deteriorated in the three and six months ended June 30, 2011 compared to the prior interim period. We also note from your disclosure on page 28 of your Form 10-Q for the quarterly period ended March 31, 2011 that a large performance fee did not recur in 2011 in your Revenue Cycle Management segment. We further note a significant decline in your stock price during the period. Tell us what consideration you gave to these factors and any other events triggering an impairment review of goodwill and other intangible assets. Refer to ASC 350-20-35-30.

Form 8-K Filed February 24, 2011

Exhibit 99.1

17.   Tell us how you determined that your presentation of these non-GAAP financial schedules is appropriate. In this regard, your presentation does not appear to meet the requirements of either Article 11 of Regulation S-X or Item 10(e)(i) of Regulation S-K. Specifically, if the presentation is subject to Article 11 of Regulation S-X, tell us what consideration you gave to including a column of the pro forma adjustments with

accompanying explanatory notes. Alternatively, if these schedules are subject to the guidance related to the use of non-GAAP financial measures, tell us what consideration you gave to the Staff's interpretive guidance that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483, Barbara C. Jacobs, Assistant Director, at (202) 551-3735, or me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Craig D. Wilson
Sr. Asst. Chief Accountant

cc: Via E-Mail
        Jonathan H. Glenn, Esq., MedAssets, Inc.
        Morgan Elwyn, Willkie Farr & Gallagher LLP